



04019953

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03_____ AND ENDING_____12/31/03_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SALEM PARTNERS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

11111 SANTA MONICA BOULEVARD, SUITE 1070
                                              (No. and Street)

LOS ANGELES   CALIFORNIA   90025
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN PROUGH   310 806-4200
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GELFOND HOCHSTADT PANGBURN, P.C.
                            (Name – if individual, state last, first, middle name)

1600 BROADWAY, SUITE 2500   DENVER   COLORADO   80202
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 3 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, STEPHEN PROUGH _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SALEM PARTNERS, LLC _____ , as of DECEMBER 31 _____ , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of California, County of los Angeles

SUBSCRIBED, AND SWORN TO BEFORE ME

THIS 25th DAY OF February 2004.

BY Stephen Michael Prough

_____
NOTARY PUBLIC

Notary Public

_____
Signature

MANAGING MEMBER
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) INDEPENDENT AUDITORS' REPORTS ON INTERNAL ACCOUNTING CONTROL
X (p) EXEMPTION FROM FINANCIAL AND OPERATIONS PRINCIPAL REQUIRMENT

SALEM PARTNERS, LLC
(A COLORADO LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2003



Gelfond Hochstadt Pangburn, P.C.

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Salem Partners, LLC

We have audited the accompanying statement of financial condition of Salem Partners, LLC as of December 31, 2003, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salem Partners, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gelfond Hochstadt Pangburn, P.C.

February 24, 2004

1600 Broadway ▪ Suite 2500 ▪ Denver, CO 80202-4925

Ph: (303) 831-5000 ▪ Fax: (303) 831-5032 ▪ www.ghpcpa.com

A member of Horwath International

Horwath

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2005
Estimated average burden
hours per response......12.00

Form
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)
PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [XX] [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]
4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER

SALEM PARTNERS, LLC [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

11111 SANTA MONICA BOULEVARD, SUITE 1070 [20]
(No. and Street)

LOS ANGELES [21] CALIFORNIA [22] 90025 [23]
(City)   (State)   (Zip Code)

SEC FILE NO.

8-50241 [14]

FIRM I.D. NO.

043363 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/02 [24]

AND ENDING (MM/DD/YY)

12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN PROUGH [30]

(Area Code) — Telephone No.

(310) 806-4200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [XX] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [XX] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required Items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended Items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ 28th day of February 20 04
Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer of Partner

3) _____
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a)).

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GELFOND HOCHSTADT PANGBURN, P.C. `70`

ADDRESS

1600 BROADWAY, SUITE 2500	`71`	DENVER	`72`	CO	`73`	80202	`74`
Number and Street		City		State		Zip Code	

CHECK ONE

[x] Certified Public Accountant `75` FOR SEC USE

[ ] Public Accountant `76`

[ ] Accountant not resident in United States `77`
     or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
`50`	`51`	`52`	`53`				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   SALEM PARTNERS, LLC | N | 3 | | | | | | | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)   12/31/03 | 99 |

SEC FILE NO.   8-50241 | 98 |

Consolidated | | 198 |

Unconsolidated | XX | 199 |

		Allowable		Non-Allowable		Total	
1.	Cash .... $	217,172	200			$ 217,172	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$ 203,500	550	203,500	810
3.	Receivable from non-customers		355		600		830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities	502,030	424				
	E. Spot commodities		430			502,030	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $ [130]						
	B. At estimated fair value		440	3,905	610	3,905	860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $ [150]						
	B. Other securities $ [160]						
7.	Secured demand notes: .... Market value of collateral:		470		640		890
	A. Exempted securities $ [170]						
	B. Other securities $ [180]						
8.	Memberships in exchanges:						
	A. Owned, at market $ [190]						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	110,121	680	110,121	920
11.	Other assets		535	29,192	735	29,192	930
12.	TOTAL ASSETS .... $	719,202	540	$ 346,718	740	$ 1,065,920	940

OMIT PENNIES

(Continued)

4

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SALEM PARTNERS, LLC	as of 12/31/2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ₁₃	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	₁₀ [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	2.502 [1205]	343,522 [1385]	346.024 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ₁₂	[1390] ₁₄	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ₉ $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 2.502 [1230]	$ 343.522 [1450]	$ 346,024 [1760]

Ownership Equity

21. Sole Proprietorship	₁₅ $	[1770]
22. Partnership (limited partners) L.L.C. ₁₁ ($ 719,896 [1020])		719,896 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury	₁₆ (	) [1796]
24. TOTAL OWNERSHIP EQUITY	$	719.896 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	1.065.920 [1810]

OMIT PENNIES

See notes to financials statements

5

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SALEM PARTNERS, LLC	as of	12/31/2003

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$	719,896	3480	
2.	Deduct ownership equity not allowable for Net Capital	19 (		)	3490
3.	Total ownership equity qualified for Net Capital		719,896	3500	
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520	
	B. Other (deductions) or allowable credits (List)			3525	
5.	Total capital and allowable subordinated liabilities	$	719,896	3530	
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 346,718	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(346,718)	3620
7.	Other additions and/or allowable credits (List)			3630	
8.	Net capital before haircuts on securities positions	20 $	373,178	3640	
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	18	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	(2,510)	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(2,510)	3740
10.	Net Capital	$	370,668	3750	

30

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SALEM PARTNERS, LLC	as of	12/31/2003

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	166	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	365,668	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	370,418	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	2,502	3790
17. Add:				
A. Drafts for immediate credit	$			3800
B. Market value of securities borrowed for which no equivalent value is paid or credited	$			3810
C. Other unrecorded amounts (List)	$			3820
		$		3830
18. Total aggregate indebtedness		$	2,502	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	0.7	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   SALEM PARTNERS, LLC

For the period (MMDDYY) from 1/1/2003 [3932] to 12/31/2003 [3933]
Number of months included in this statement   12   [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... ₂₅ _____ [3938]
   c. All other securities commissions .... _____ [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profit (loss) from underwriting and selling groups .... ₂₆ _____ [3955]
5. Revenue from sale of investment company shares .... _____ [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... 2.852.267 [3995]
9. Total revenue .... $ 2.852.267 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... 363.150 [4120]
11. Other employee compensation and benefits .... 936.034 [4115]
12. Commissions paid to other broker-dealers .... _____ [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... 3.969 [4195]
15. Other expenses .... 702.578 [4100]
16. Total expenses .... $ 2.005.731 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (item 9 less item 16) .... $ 846,536 [4210]
18. Provision for Federal income taxes (for parent only) .... ₂₆ _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4338]
20. Extraordinary gains (losses) .... _____ [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 846.536 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ (343.477) [4211]

See notes to financial statements.

8

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SALEM PARTNERS, LLC

For the period (MMDDYY) from 1/1/2003   to 12/31/2003

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		$ (4,640)	4240
	A. Net income (loss)		846,536	4250
	B. Additions (includes non-conforming capital of .... 29 $ [4262])			4260
	C. Deductions (includes non-conforming capital of.. $ [4272])		(122,000)	4270
2.	Balance, end of period (From item 1800)		$ 719,896	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period 30	$		4300
	A. Increases..			4310
	B. Decreases			4320
4.	Balance, end of period (From item 3520)	$		4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SALEM PARTNERS, LLC	as of ____12/31/2003____

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... _____ | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... _____ | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm $_{30}$ _____ _____ | 4335 | _____ | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) ....see page 21 .... XX | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$ _____	4600	4601	4602	4603	4604	4605
$_{32}$ _____	4610	4611	4612	4613	4614	4615
$_{33}$ _____	4620	4621	4622	4623	4624	4625
$_{34}$ _____	4630	4631	4632	4633	4634	4635
$_{35}$ _____	4640	4641	4642	4643	4644	4645

Total $ $_{36}$ _____ | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

See notes to financial statements.

10

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net income	$ 846,536
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization	15,477
Accretion of interest on investment	(2,030)
(Increase) decrease in assets:	
Accounts receivable	(173,838)
Amounts due from affliate	(1,100)
Prepaid expenses and other assets	10,013
Securities owned, net	(500,605)
Increase in liabilities:	
Accounts payable and other	224,826
Total adjustments	(427,257)
Net cash provided by operating activities	419,279
Cash flows from investing activities:	
Purchases of fixed assets	(100,934)
Net cash used in investing activities	(100,934)
Cash flows from financing activities:	
Distributions to members	(122,000)
Net cash used in financing activities	(122,000)
Net increase in cash	196,345
Cash, beginning	20,827
Cash, ending	$ 217,172

See notes to financial statements.

1. **Summary of significant accounting policies and business of the Company:**

    Formation of the Company:

    Salem Partners, LLC (the Company), a Colorado limited liability company, was formed in January 1997. Each member's liability is limited to its respective capital contributions, except as otherwise required by law.

    The members' interests in the Company are represented by membership units. There are two classes of membership units: Class A and Class B. Only holders of Class A membership units participate in the management and operation of the Company's business.

    At December 31, 2003, two individuals own 190 total Class A units and 410 Class B units, and one individual owns 10 Class B units. There were no changes in members' interests in the Company during the year.

    Each member maintains a capital account that is increased or decreased by the amount of profit or loss allocable to the respective member. Losses for any period are allocated among those members having a positive balance in their capital accounts in proportion to and to the extent of such positive capital balances, any remaining losses are allocated among the members in accordance with their membership units. If all members maintain positive capital balances, profit or loss is allocated to members in accordance with their respective membership units.

    In certain circumstances, the Company has the option to purchase a member's interest.

    Business of the Company:

    The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company provides investment banking and advisory services to clients primarily in the media and communications industries. The Company does not hold customer funds or securities.

    Furniture, fixtures and equipment:

    Furniture, fixtures and equipment are stated at cost and are being depreciated using straight-line and accelerated methods over the estimated useful lives of the assets ranging from 5 to 7 years.

    Cash and cash equivalents:

    The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

12

1. **Summary of significant accounting policies and business of the Company (continued):**

    Cash and cash equivalents (continued):

    The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

    Securities owned:

    Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

    Marketable securities are valued at market value, and securities not readily marketable are valued at fair value, as determined by management.

    Other securities:

    Other securities consist of a certificate of deposit. The certificate of deposit matures on June 30, 2004 and bears interest at 1.59% at December 31, 2003. At December 31, 2003, the outstanding certificate of deposit balance exceeds federally insured limits. The Company has not experienced any losses in such accounts.

    Investment banking and advisory services:

    The Company received substantially all of its revenue from investment banking and advisory services which included private placement, merger-and-acquisition, and valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable deposit, service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable deposits as revenue when services are delivered or performed over the term of the arrangement, recognizes service fees as revenue when the related services are provided, and recognizes transaction fees as revenue when the underlying transaction is completed.

    Concentrations:

    During the year ended December 31, 2003, four clients accounted for approximately 19%, 19%, 18% and 11% respectively, of the Company's total investment banking and advisory service revenue.

1. **Summary of significant accounting policies and business of the Company (continued):**

Use of accounting estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

Because the Company is a limited liability company, it is not subject to income taxes. Instead, each member is taxed on its proportionate share of the Company's taxable income, whether or not distributed. Therefore, these financial statements do not reflect a provision for income taxes.

Comprehensive income:

Statement of Financial Accounting Standards (SFAS) No. 130, *Reporting Comprehensive Income,* requires disclosure of comprehensive income which includes certain items previously not reported in the statement of income. During the year ended December 31, 2003, the Company did not have any components of comprehensive income to report.

Recently issued and enacted accounting pronouncements:

In January 2003, the Financial Accounting Standards Board ("FASB") issued SFAS Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), which changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46 requires a variable interest entity ("VIE") to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In December 2003, the FASB approved a partial deferral of FIN 46 along with various other amendments. The effective date for this interpretation has been extended until the first fiscal period ending after December 15, 2003. The Company is currently assessing the impact that the adoption of FIN 46 may have on its financial statements.

14

1. **Summary of significant accounting policies (continued):**

   Recently issued accounting pronouncements (continued):

   In November 2002, the FASB issued SFAS Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others.* FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Company has made no guarantees through December 31, 2003, therefore the adoption of FIN 45 did not impact its financial statements.

   In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs, Associated with Exit or Disposal Activities.* SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement supersedes *Emerging Issues Task Force Issue* No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.* The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. As the Company did not initiate any exit or disposal activities during the year ended December 31, 2003, the adoption of SFAS No. 146 did not impact its financial statements.

   In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity,* which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets) are required to be reported as liabilities by their issuers. This statement does not affect the classification or measurement of convertible bonds, puttable stock, or other outstanding shares that are conditionally redeemable. This statement is effective for financial instruments entered into or modified after May 31, 2003. Through December 31, 2003, the Company did not enter into or modify financial instruments that were within the scope of SFAS No. 150, therefore the adoption of SFAS No. 150 did not impact its financial statements.

2. **Securities owned:**

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2003, these securities, at estimated fair values, consist of the following:

Warrants	$	3,905
Options		0
	$	3,905

3. **Furniture, fixtures and equipment:**

As of December 31, 2003, fixed assets consisted of the following:

Leasehold Improvements	$	17,714
Equipment		107,376
Furniture and fixtures		46,349
		171,439
Less accumulated depreciation and amortization		61,318
	$	110,121

4. **Operating leases:**

The Company leases office space under a five year operating lease expiring in 2008. Subject to certain conditions, as described in the lease agreement, the Company has the option to renew the lease for an additional five year term. The Company is responsible for its proportionate share of any increase, from 2004, in operating expenses of the building and taxes of the lessor.

4. **Operating leases (continued):**

In addition, the Company leases certain vehicles and equipment under operating leases that expire through April 2005. Total rent expense for the year ended December 31, 2003 was approximately $106,200. Future minimum lease payments at December 31, 2003, under all operating leases are approximately as follows:

Year ending December 31,		
2004	$	137,600
2005		127,500
2006		124,200
2007		127,800
2008		86,800
	$	603,900

5. **Retirement plan:**

The Company has established the Salem Partners, LLC 401(k) Plan (the Plan) for the benefit of its eligible employees. The Plan is a defined contribution plan. Participants may contribute from 1% to 15% of their eligible compensation, as defined in the Plan. The Company may make matching and/or additional contributions to the Plan for the benefit of participants at its discretion. During the year ended December 31, 2003, the Company made $43,800 in contributions to the Plan.

6. **Fair value of financial instruments:**

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to disclose estimated fair values for its financial instruments, for which it is practicable to estimate fair value. For derivative instruments held for trading purposes, which include options and warrants that are not readily marketable, fair values are estimated by management based on current market conditions and quoted market prices for similar instruments. Management believes that it is not practicable to estimate the fair value of the Company's receivable from affiliate due to the related party nature of the transaction. Management believes that the carrying amounts of the Company's other financial instruments approximate their fair values because of the short-term maturities of these instruments.

7. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $370,668, which was $365,668 in excess of its required net capital of $5,000 and the Company's net capital ratio was .007 to 1.

The following is a reconciliation between the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003) of net capital and the computation based on the audited financial statements:

Net capital, as reported in the Company's Part II (unaudited FOCUS report)	$	373,178
Haircut on other securities		(2,510)
Net capital	$	370,668

8. **Receivable from affiliate:**

At December 31, 2003, the Company has advanced a total of $3,931 to an affiliate controlled by the Class A unit holders of the Company. The advance is non-interest bearing, unsecured, due on demand and is included in "other assets" on the Statement of Financial Condition.



Gelfond Hochstadt Pangburn, P.C.
Certified Public Accountants and Consultants

Members
Salem Partners, LLC.:

In planning and performing our audit of the financial statements and supplemental schedules of Salem Partners, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1 6 0 0   B r o a d w a y ▪ S u i t e   2 5 0 0 ▪ D e n v e r,   C O   8 0 2 0 2 - 4 9 2 5

Ph: (303)   831-5000 ▪ Fax: (303)   831-5032 ▪ www.ghpcpa.com

A member of Horwath International

Horwath

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helford Hochstadt Pangburn, P.C.

February 24, 2004



NASD Regulation, Inc.
1390 Piccard Drive
Rockville, MD 20850

301-590-6500

NASD REGULATION

August 27, 1997
NASD ID #43363
NASD District #3A

Ms. Marlene Reed
Orrick, Herrington & Sutcliffe LLP
666 Fifth Avenue
New York, NY 10103-0001

RE: Exemption from Financial and Operations Principal Requirement

Dear Ms. Reed:

This is to advise that Salem Partners LLC is exempt from the Financial and Operations Principal Requirement based upon criteria established by the Association's Board of Governors. This matter will be reviewed again at the time of the pre-membership interview by the District to determine if the firm continues to qualify for exemption.

Granting this exemption does not preclude the Association from requiring qualifications of a Financial and Operations Principal at some future date should changes occur which effect the basis for granting this exemption.

If you anticipate a change in your operations, you must notify the District prior to any such change and submit Form BD to amend item #10 as well as any other applicable items within the form. As with any change to the information contained in Form BD, amending the form requires that the particular page or pages effected by the change should be corrected and forwarded to CRD together with an originally signed and notarized Execution Page of the Form BD.

Sincerely,

Doris Corporal
Membership Specialist
Client & Regulatory Services